                                                                      Exhibit 11


                            TRANSCEND SERVICES, INC.
                       COMPUTATIONS OF EARNINGS PER SHARE





                                             1993                1994                  1995
                                             ----                ----                  ----
Net loss                                   (966,000)          (1,406,000)            (3,896,000)

Weighted Average
Shares Outstanding (2)                    8,866,000            9,733,000             17,576,000

Net loss per common share                    ($0.11)              ($0.14)                ($0.22)



(2) In 1993, 1994 and 1995, the common stock equivalents related to stock options were not included in the computation due to there being an antidilutive effect.